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                                                                  Exhibit (a)(9)


                                   MEMORANDUM


FROM:  Robert H. Fish, Chairman of the Board and Chief Executive Officer
DATE:  April 28, 2003
RE:    Extension and Updated Information to Offer to Acquire Options

          IMPORTANT - PLEASE READ THE FOLLOWING INFORMATION CAREFULLY
       AND REMEMBER THAT THE DEADLINE FOR TAKING ACTION IS NOW EXTENDED TO
                                 MAY 12, 2003.

         In order to allow its employees to have the benefit of our second quarter earnings release prior to making their decision and to give its employees additional time to consider the exchange offer, Genesis is extending the expiration date of the offer until 12:00 Midnight, Philadelphia time, on May 12, 2003. If you have already submitted your completed and signed Letter of Acceptance and you wish to maintain your election with respect to the Options indicated in the submitted Letter of Acceptance, you do NOT need to resubmit a new Letter of Acceptance or take any other action at this time. If you wish to participate and tender your Options but have not yet submitted your Letter of Acceptance, you may still do so by completing, signing and delivering the Letter of Acceptance that was previously sent to you on April 1, 2003. Likewise, if you wish to withdraw your election, you may still do so by completing, signing and delivering the Notice of Withdrawal that was previously sent to you on April 1, 2003. All Letters of Acceptance and Notices of Withdrawal must be received before 12:00 Midnight, Philadelphia time, on May 12, 2003 by James W. Tabak at Genesis Health Ventures, Inc.

         As of 12:00 p.m., Philadelphia time, on Monday, April 28, 2003, approximately 1,464,000 options to purchase shares of Genesis Common Stock had been tendered and not withdrawn pursuant to the offer.

         This memorandum also informs you of minor adjustments to the Offer to Acquire and related documents that were previously transmitted to you on April 1, 2003 and April 18, 2003. Pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission"), the Offer to Acquire and related documents were filed with the Commission simultaneously with their distribution to the Option holders. The Commission, in the course of its review of the Offer to Acquire and the related documents, has notified Genesis of a certain requested adjustment to the materials in order to further clarify the disclosure contained therein. We have revised the Offer to Acquire to account for the requested adjustment and are providing you with a copy of the amended Offer to Acquire with this memorandum. We believe that the adjustment, which is discussed in greater detail below, does not change in any material way the substantive terms of the offer.
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         The Offer to Acquire has been amended to indicate that those option holders receiving the Cash Payment will receive such consideration promptly either in their paycheck or a separate check.

         Please read this information carefully and note that the deadline for taking action under the Exchange Offer has been changed to 12:00 midnight, Philadelphia time on May 12, 2003.

         We would like to thank you for the responses we have received so far regarding the offer. We encourage you to direct any and all questions regarding the Offer to Acquire to James W. Tabak, our Senior Vice President, Human Resources by email at jim.tabak@ghv.com, by facsimile at (610) 925-2242 or by telephone at (610) 925-4050.


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